Filed Pursuant to Rule 433

Registration No. 333-148513

February 26, 2009

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated February 26, 2009)

Issuer:	Alabama Power Company
Security:	Series 2009A 6.00% Senior Notes due March 1, 2039
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Coupon:	6.00%
Public Offering Price:	99.808%
Treasury Benchmark:	4.50% due May 15, 2038
US Treasury Yield:	3.664%
Spread to Treasury:	235 basis points
Re-offer Yield:	6.014%
Make-Whole Call:	T+ 40 basis points
Interest Payment Dates:	March 1 and September 1 of each year, beginning September 1, 2009
Format:	SEC Registered
Transaction Date:	February 26, 2009
Expected Settlement Date:	March 6, 2009
Joint-Lead Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Scotia Capital (USA) Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Castle Oak Securities, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

➢    The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714 or Banc of America Securities LLC at 1-800-294-1322 or J.P. Morgan Securities Inc. at 212-834-4533 or Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Scotia Capital (USA) Inc. at 1-800-372-3930.